August 5, 2022

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Addition of Principal-Form SBSE-A

To whom it may concern:

The Truist Security-Based Swap Dealer has onboarded a new Principal:

        Brandon Artigue, NFA ID 0550057

Mr. Artigue assumed his role as Principal on June 15, 2022.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606